Prospectus Supplement
(To Prospectus dated July 7, 1999)

FINOVA

$500,000,000

Medium-Term Notes, Series E

FINOVA Capital Corporation

1850 N. Central Avenue
P.O. Box 2209
Phoenix, Arizona 85002-2209

TERMS OF NOTES

Maturity

- The notes will mature in 9 months or more.

Interest

- Fixed or floating rate interest. Floating rate interest will be based on:
  - CMT rate
  - Commercial Paper rate
  - 11th District Cost of Funds rate ("11th District rate")
  - Federal Funds rate
  - LIBOR
  - Prime rate
  - Treasury rate
  - Any other rate specified by us in the pricing supplement
  - Any combination of rates specified in the pricing supplement

Interest Payment Dates

- Fixed rate interest paid on March 15 and September 15, accruing from the date we issue the notes.
- Floating rate interest paid as stated in the pricing supplement.

Form

- Global securities held by The Depository Trust Company, generally.

Additional Information

- No sinking fund.
- For more details, see "Note Terms," "Description of the Debt Securities" and the pricing or other supplements. Pricing or other supplements may alter the terms of the notes.

TERMS OF SALE

- We will receive between $499,375,000 and $496,250,000 of the proceeds from the sale of the notes before expenses, after paying the agents commissions of between $625,000 and $3,750,000. If the maturity of the notes will exceed 30 years, the commission rate may be higher.
- No established trading market for the notes.
- Same day settlement and payment. Immediately available funds.
- We may sell these notes at one or more times.
- We may sell the notes directly or through one or more agents or dealers, including the following agents, listed in alphabetical order:

ABN AMRO Incorporated
Banc of America Securities LLC
Deutsche Banc Alex. Brown
Morgan Stanley Dean Witter
Salomon Smith Barney

- Best Efforts Offering. The agents are not required to sell any specific number or dollar amount of the notes. They will use their reasonable best efforts to sell the notes offered.

The notes have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that the prospectus, this supplement or any pricing or other supplement is accurate or complete. Any representation to the contrary is a criminal offense.

July 12, 1999

You should rely only on the information contained in or incorporated by reference in the prospectus or this supplement. We have authorized no one to provide you with different information.

We are not making an offer of these securities in any location where the offer is not permitted.

You should not assume that the information in the prospectus or this supplement, including information incorporated by reference, is accurate as of any date other than the dates on the front of the prospectus and this supplement.

TABLE OF CONTENTS

FINOVA CAPITAL CORPORATION

FINOVA Capital Corporation ("FINOVA" or "us") is a financial services company that provides a broad range of financing and capital market products to mid-size business, principally in the U.S. We concentrate on lending to midsize businesses and have been in operation since 1954.

FINOVA extends revolving credit facilities, term loans, and equipment and real estate financing primarily to "middle market" businesses with financing needs falling generally between $100,000 and $35 million.

We operate in 20 specific industry or market niches under three market groups. We selected those groups because our expertise in evaluating the credit-worthiness of prospective customers and our ability to provide value-added services enable us to differentiate ourselves from our competitors. That expertise and ability enable us to command product pricing that provides a satisfactory spread over our borrowing costs.

FINOVA's principal lines of business are detailed more fully in the prospectus. Those lines include:

Commercial Finance
- Business Credit
- Commercial Services
- Corporate Finance
- Distribution & Channel Finance
- Growth Finance
- Rediscount Finance

Specialty Finance
- Commercial Equipment Finance
- Communications Finance
- Franchise Finance
- Healthcare Finance
- Portfolio Services
- Public Finance
- Resort Finance
- Specialty Real Estate Finance
- Transportation Finance

Capital Markets
- Realty Capital
- Investment Alliance
- Loan Administration
- Mezzanine Capital
- Harris Williams & Co.

NOTE TERMS

We may sell up to $500,000,000 of notes under this prospectus supplement. We may reduce that amount in our discretion, due to our sale of other securities covered by the prospectus.

We have filed the forms of fixed rate note and floating rate note with the SEC as exhibits to our registration statement of which the prospectus is a part. We refer you to the note forms for a more complete description of their terms.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity, redemption or repurchase. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time, unless otherwise noted.

Pricing and Other Supplements/Addendums

The pricing supplement for each offering of notes will contain the specific information and terms for that offering. The pricing supplement will specify the interest rate or interest rate basis or bases, in addition to other pertinent terms.

The pricing or other supplements or addendums we may issue may add, update or change information contained in this supplement or the prospectus. For example, we might issue an addendum or supplement that explains the terms of indexed or multi-currency notes. *The terms of any supplement or addendum, including the pricing supplement, will supersede the information in the prospectus or this supplement.*

It is important that you consider the information contained in the prospectus, this prospectus supplement, the pricing supplement and any other supplements or addendums applicable to the notes in making your investment decision.

References in this supplement to the pricing supplement refer to the applicable pricing supplement for those notes and not other pricing supplements, if any. The pricing supplement will also indicate whether any other supplements or addendums are part of that offering.

Redemptions or Repurchases

If we will have the right to redeem the notes or if you will have the right to cause us to repurchase the notes, those provisions will be set forth in the pricing or another supplement. If the supplement does not provide for those terms, then the notes will not be redeemable or subject to repurchase, as applicable.

Discounted Notes/Original Issue Discount/ Tax Consequences

We may issue discounted notes or notes that are deemed to be issued with original issue discount, for U.S. income tax purposes. Notes may or may not bear or currently pay interest. In any of these events, we will furnish through a supplement a summary of the U.S. income tax regulations concerning original issue discount.

Notes Denominated in a Foreign Currency

We may issue notes denominated in one or more foreign currencies. In that event, we will furnish a summary of additional terms regarding those notes in a supplement. If the pricing supplement does not expressly designate that notes will be paid in a foreign currency, the notes and all payments related to those notes, including interest, will be paid in U.S. dollars.

INTEREST RATES

General

The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law. The interest rate will automatically be reduced to that maximum rate if necessary.

The Glossary at the end of this supplement defines some of the terms used in discussing the interest rates payable on the notes that are not defined in other sections of this supplement.

Interest is either fixed or floating, or a combination of the two. Floating rate notes may be "regular floating rate notes," "inverse floating rate notes," or "floating rate/fixed rate notes." Regular floating rate notes are discussed below. If the notes will be either of the other two types, we will describe those attributes in a supplement.

Payments on notes will include interest accrued from the date of issue to but excluding the maturity, repurchase or redemption date. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before the interest payment date. Interest payable at maturity, redemption or repurchase will be payable to the person to whom the principal is payable.

If a note is first issued between a record date and an interest payment date or on an interest payment date, the first interest payment will be made on the first interest payment date after the next record date.

Record Date

The record dates for fixed rate notes will be March 1 (for interest paid on March 15) and September 1 (for interest paid on September 15).

The record date for floating rate notes will be 15 calendar days prior to each day interest is paid, whether or not that day is a business day.

Transaction Amounts and Terms

We may concurrently offer different interest rates and other terms to different investors, depending on the amounts purchased. For example, we might do so for purchases of less than $250,000.

FIXED RATE NOTES

The pricing supplement will designate the interest rate on a note. We will pay interest on March 15 and September 15 and upon maturity, redemption or repurchase.

If any payment date falls on a day that is not a business day, we will make payment on the next business day and no additional interest will be paid for that delay.

Payments will include interest accrued to but excluding each March 15 and September 15, as appropriate. Interest is computed using a 360-day year of twelve 30-day months.

FLOATING RATE NOTES

Each floating rate note will have an interest rate formula, which may be based on the:

- CMT rate
- Commercial Paper rate
- 11th District rate
- Federal Funds rate
- LIBOR
- Prime rate
- Treasury rate
- Another rate noted in the pricing supplement
- Any combination of rates if noted in a pricing supplement

The pricing supplement will also indicate any spread or spread multiplier. In addition, any floating rate note may have a maximum or minimum interest rate limit, but not less than zero.

Calculation Date

Floating interest rates will be calculated not later than the calculation date by the calculation agent. The calculation date for any interest determination date, described below, will be the earlier of (a) 10 days after that interest determination date (or the next business day if that 10th day is not a business day) or (b) the business day before the interest payment date or maturity, as applicable.

Trustee and Calculation Agent

The First National Bank of Chicago will be the trustee and calculation agent unless otherwise indicated in a supplement. You can reach it at:

The First National Bank of Chicago
One First National Plaza
Suite 0126
Chicago, IL 60670
(800) 524-9472
Attention: Investor Relations

The calculation agent will provide the current, and when known the next, interest rate effective for that period.

Initial Interest Rate

The initial interest rate or interest rate formula on each note until the first interest reset date, described below, will be indicated in the pricing supplement. Thereafter, the interest rate will be the rate determined as of the next interest determination date, discussed below. Each time a new interest rate is determined, it will become effective on the next interest reset date.

Date of Interest Rate Changes
(the Interest Reset Date)

The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semi-annually, or annually. The interest reset date will be stated in the pricing supplement.

If any interest reset date is not a business day, then the interest reset date will be postponed to the next business day. For LIBOR notes, however, if the next business day is in the next calendar month, the interest reset date will be the immediately preceding business day.

When Interest is Determined
(the Interest Determination Date)

The interest determination date for CMT, Commercial Paper, Federal Funds and Prime rate notes is the second business day before the interest reset date.

The interest determination date for LIBOR notes is the second London business day before the interest reset date.

The interest determination date for Treasury rate notes will be the day of the week in which the interest reset date falls on which Treasury bills would normally be auctioned. Treasury bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. The auction, however, may be held on the preceding Friday. If so, that Friday will be the interest determination date for the interest reset date occurring in the next week. If an auction date falls on any interest reset date then the interest reset date will instead be the first business day following the auction date.

The interest determination date for 11th District rate notes is the last working day of the month just before the interest reset date in which the Federal Home Loan Bank of San Francisco publishes the relevant index noted below under "INTEREST RATE FORMULAS — 11th District Rate Notes."

When Interest Is Paid
(the Interest Payment Date)

We will pay interest on the dates stated in the pricing supplement. If interest is payable on a day which is not a business day, payment will be postponed to the next business day and will include interest through that date. For LIBOR notes, however, if the next business day is in the next calendar month, interest will be paid on the preceding business day. If the maturity, repayment or redemption date is not a business day, interest will be paid on the next business day for all types of notes, and no interest will accrue after the maturity, repayment or redemption date.

Determining the Interest

The interest payable will be the amount of interest accrued from and including the date of issue or the most recent date to which interest has been paid, to, but excluding, the interest payment date or maturity, as applicable.

If the interest payment date is also a day that principal is due, the interest payable will include interest accrued to, but will exclude, the date of maturity, redemption or repurchase.

The accrued interest for any period is calculated by multiplying the principal amount of a note by an accrued interest factor. The accrued interest factor is computed by adding the interest factors calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary, as described below) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to that date by 360, unless the notes are Treasury rate notes or CMT rate notes, in which case it will be divided by the actual number of days in the year.

Rounding

All percentages resulting from any calculation on floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)). All dollar amounts used in or resulting from that calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

INTEREST RATE FORMULAS

CMT Rate Notes

Each CMT rate note will bear interest at the rate (calculated with reference to the CMT rate and the spread and/or spread multiplier, if any) specified in the note and pricing supplement.

"CMT rate" means, for an interest determination date, the rate displayed on the designated CMT Telerate page under the caption . . . "Treasury Constant Maturities . . . Federal Reserve Board Release H.15 . . . Mondays Approximately 3:45 P.M.," under the column for the index maturity for:

(1) if the designated CMT Telerate page is 7051, the rate on that interest determination date; or

(2) if the designated CMT Telerate page is 7052, the weekly or monthly average, as specified in the pricing supplement, for the week or month ended just before the week or month containing the interest determination date.

If the index maturity is not set forth in the pricing supplement, the maturity will be 2 years.

If the rate cannot be set as described above, the calculation agent will use the following methods:

(a) If that rate is no longer displayed on the relevant page, or if it is not displayed by 3:00 P.M. on the related calculation date, then the rate for that interest determination date will be the treasury constant maturity rate for the index maturity as published in the relevant H.15(519).

(b) If that rate is no longer published in H.15(519), or is not published by 3:00 P.M. on the calculation date, then the rate for that interest determination date will be the treasury constant maturity rate (or other United States Treasury rate) for the index maturity for that interest determination date then published by either the Board of Governors of the Federal Reserve System or the U.S. Department of the Treasury that the calculation agent determines is comparable to the rate formerly displayed on the designated CMT Telerate page and published in the relevant H.15(519).

(c) If that information is not provided by 3:00 P.M. on the related calculation date, then the CMT rate for that interest determination date will be calculated as a yield to maturity, based on the average of the secondary market offered rates as of approximately 3:30 P.M. on that interest determination date reported, according to their written records, by three leading primary U.S. government securities dealers (each, a "reference dealer") in New York selected by the calculation agent. They will be selected from five reference dealers.

The calculation agent will eliminate the highest and lowest quotations (or, in the event of equality, one of the highest and/or lowest, as applicable) for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury notes") with an original maturity approximating the index maturity and a remaining term to maturity of not less than the index maturity minus one year.

(d) If the calculation agent cannot obtain three qualified Treasury note quotations, the CMT rate for that interest determination date will be calculated as a yield to maturity based on the average of

the secondary market offered rates as of approximately 3:30 P.M. on that interest determination date of three reference dealers in New York selected by the calculation agent using the same method described above for Treasury notes with an original maturity of the number of years that is the next highest to the index maturity with a remaining term to maturity closest to that index maturity and in an amount of at least $100 million.

If three or four (and not five) of the reference dealers are quoting as described above, the CMT rate will be based on the average of the offered rates obtained and neither the highest nor the lowest of those quotes will be eliminated.

If two Treasury notes with an original maturity as described in the last sentence have remaining terms to maturity equally close to the index maturity, the quotes for the Treasury note with the shorter remaining term to maturity will be used.

(e) Finally, if fewer than three reference dealers are quoting as mentioned above, the rate of interest in effect for the period will be the same as that already in effect on the interest determination date.

Commercial Paper Rate Notes

Each Commercial Paper rate note will bear interest at the rate (calculated with reference to the Commercial Paper rate and the spread and/or spread multiplier, if any) specified in the note and pricing supplement.

"Commercial Paper rate" means, for an interest determination date, the Money Market Yield (calculated as described below) of the rate on that date for commercial paper having the index maturity as published in H.15(519) under the caption "Commercial Paper — Non-financial."

If the rate cannot be set as described above, the calculation agent will use the following methods:

(a) If that rate is not published in H.15(519) by 3:00 P.M. on the calculation date, then the rate will be the Money Market Yield of the rate on that interest determination date for commercial paper having the index maturity as published in H.15 Daily Updates under the caption "Commercial Paper — Non-financial." Index maturities of one month will equal a maturity of 30 days and of three months will equal a maturity of 90 days.

(b) If the rate is not so published by 3:00 P.M. on the calculation date, the Commercial Paper rate for that interest determination date will be the Money Market Yield of the average of the offered rates, at approximately 11:00 A.M., of three leading dealers of commercial paper in New York selected by the calculation agent. The offered rates will be for commercial paper having the index maturity placed for industrial issuers whose bond rating is "Aa," or the equivalent, from a nationally recognized rating agency.

(c) Finally, if fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the same as that already in effect on the interest determination date.

11th District Rate Notes

11th District rate notes will bear interest at the rates (calculated with reference to the 11th District rate and the spread and/or spread multiplier, if any) specified in the note and pricing supplement.

The 11th District rate means for an interest determination date the rate equal to the monthly weighted average cost of funds for the calendar month before that date set forth under the caption "11th District" on Telerate page 7058 as of 11:00 A.M. San Francisco time on the interest determination date.

If the rate cannot be set as described above, the calculation agent will use the following methods:

(a) If the rate does not appear on Telerate page 7058 on that interest determination date, the rate will be the monthly weighted average cost of funds paid by member institutions of the 11th Federal Home Loan Bank District that was most recently announced by the FHLB of San Francisco as the cost of funds for the calendar month before that interest determination date.

(b) If the FHLB San Francisco fails to announce that rate as noted above, the 11th District rate will be that rate already in effect on the interest determination date.

Federal Funds Rate Notes

Each Federal Funds rate note will bear interest at the rate (calculated with reference to the Federal Funds rate and the spread and/or spread multiplier, if any) specified in the note and pricing supplement.

"Federal Funds rate" means for an interest determination date the rate on that date for U.S. dollar federal funds as published in H.15(519) prior to

3:00 P.M. under the heading “Federal Funds (Effective),” as displayed on Telerate page 120, or any successor page.

If the rate cannot be set as described above, the calculation agent will use the following methods:

(a) If that rate is not published in H.15(519) or displayed on Telerate page 120 prior to 3:00 P.M. on the calculation date, then the Federal Funds rate will be the rate on the interest determination date for U.S. dollar federal funds published in H.15 Daily Update under the caption “Federal Funds (Effective).”

(b) If that rate is not so published by 3:00 P.M. on the calculation date, the Federal Funds rate for the interest determination date will be the average of the rates, as of 9:00 A.M. on that date, for the last transaction in overnight U.S. dollar federal funds arranged by three leading brokers of federal funds transactions in New York selected by the calculation agent.

(c) Finally, if fewer than three brokers are quoting as mentioned above, the rate of interest will be the same as that already in effect on the interest determination date.

LIBOR Notes

Each LIBOR note will bear interest at the rate (calculated with reference to LIBOR and the spread and/or spread multiplier, if any) specified in the LIBOR note and pricing supplement.

LIBOR will be determined by the calculation agent as follows:

(a) For an interest determination date, LIBOR will be determined as specified in the pricing supplement by either:

(1) the average of the offered rates for deposits in U.S. dollars having the index maturity beginning on the second London business day immediately after that date, that appear on the Reuters Screen LIBO page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Screen LIBO page; or

(2) the rate for deposits in U.S. dollars having the index maturity beginning on the second London business day immediately after that date, that appears on the Telerate page 3750 as of 11:00 A.M., London time, on that date.

If the pricing supplement does not specify either the Reuters Screen LIBO page or Telerate page 3750, LIBOR will be determined as if Telerate page 3750 had been specified.

In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Screen LIBO page, or, in the case where (2) above applies, if no rate appears on the Telerate page 3750, LIBOR for that date will be determined as follows:

(b) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that interest determination date at which deposits in U.S. dollars having the index maturity and in a principal amount that is representative for a single transaction in that market at the time (a “representative amount”) are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent. The offered rates must begin on the second London business day immediately after that interest determination date.

The calculation agent will request the principal London office of each of those banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for that date will be the average of those quotations.

(c) If fewer than two quotations are provided, LIBOR for that date will be the average of the rates quoted at approximately 11:00 A.M., New York City time, on that date by three major banks in New York selected by the calculation agent. The rates will be for loans in a representative amount in U.S. dollars to leading European banks having the index maturity beginning on the second London business day after that date.

(d) Finally, if the three banks noted in (c) are not quoting as mentioned, the rate of interest will be the same as that already in effect on the interest determination date.

Prime Rate Notes

Each Prime rate note will bear interest at the rate (calculated with reference to the Prime rate and the spread and/or spread multiplier, if any) specified on the Prime rate note and in the applicable pricing supplement.

“Prime rate” means, with respect to an interest determination date, the rate set forth on that date in H.15(519) under the heading “Bank Prime Loan.”

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not so published by 3:00 P.M., the rate will be the rate published in H.15 Daily Update under the caption “Bank Prime Loans” on the calculation date.

(b) If that rate is not so published prior to 3:00 P.M., on the calculation date, then the Prime rate will be the average of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 page as its prime rate or base lending rate in effect for that interest determination date.

(c) If fewer than four, but more than one, rates appear on the Reuters Screen USPRIME1 page, the Prime rate will be the average of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on the interest determination date by three major banks in New York selected by the calculation agent.

(d) Finally, if the banks and substitutes are not quoting as mentioned above, the rate of interest will be the same as that already in effect on the interest determination date.

Treasury Rate Notes

Each Treasury rate note will bear interest at the rate (calculated with reference to the Treasury rate and the spread and/or spread multiplier, if any) specified on the Treasury rate note and in the pricing supplement.

"Treasury rate" means for an interest determination date the rate for the auction held on that date of direct obligations of the United States ("Treasury bills") having the index maturity under the caption, "Investment Rate" on Telerate page 56 or page 57.

If the rate cannot be set as described above, the calculation agent will use the following methods:

(a) If that rate is not so published by 3:00 P.M. on the calculation date, the rate will be the Bond Equivalent Yield of the rate for Treasury bills as published in H.15 Daily Update under the caption "U.S. Government Securities/Treasury Bills/ Auction High."

(b) If that rate is not so published by 3:00 P.M. on the calculation date, the rate will be the Bond Equivalent Yield of the auction rate of the Treasury bills announced by the U.S. Department of the Treasury.

(c) If that rate is not available, the rate will be the Bond Equivalent Yield of the rate on the interest determination date of Treasury bills having the index maturity as published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary market."

(d) If that rate is not so published by 3:00 P.M. on the calculation date, the rate will be the rate on the interest determination date of Treasury bills as published in H.15 Daily Update under the caption "U.S. Government Securities/Treasury Bills/Secondary Market."

(e) If that rate is not so published by 3:00 P.M. on the calculation date, the rate will be the rate on the interest determination date calculated by the calculation agent as the Bond Equivalent Yield of the average of the secondary market bid rates, as of approximately 3:30 P.M. on the interest determination date, of three primary U.S. government securities dealers selected by the calculation agent, for the issue of Treasury bills with a remaining maturity closest to the index maturity.

(f) Finally, if fewer than three of the dealers are quoting as mentioned, the rate of interest will be the same as that already in effect on the interest determination date.

PLAN OF DISTRIBUTION

Payment of the purchase price for the notes must be made in immediately available funds in New York on the settlement date.

No Trading Market or Exchange Listing

The notes will not have an established trading market when issued. We do not expect to list the notes on any securities exchange. Each of the agents may from time to time purchase and sell notes in the secondary market, but no agent is obligated to do so. There can be no assurance that there will be a secondary market for the notes or liquidity in that market if one develops. From time to time, each of the agents may make a market in the notes, in its discretion.

Right to Change Offer and Reject Orders

We reserve the right to withdraw, cancel or modify the offer made by this prospectus (including supplements) without notice. We may reject orders in whole or in part, whether placed directly with us or through one of the agents, underwriters or dealers. The agents in their reasonable discretion may reject in whole or in part any offer to purchase notes received by them.

SALE OF NOTES

We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers. We are offering the notes on a continuing basis from time to time.

By Agents

We may sell the notes through agents designated by us. The agents listed on the front of this prospectus supplement have agreed to act as agents for these notes. The agents have agreed to use their reasonable best efforts to solicit offers to purchase the notes. Each of those agents and/or their affiliates has engaged in transactions with and performed investment banking and/or commercial banking services for us and our affiliates. Those transactions have occurred from time to time and are in the regular course of their and our business.

Unless otherwise indicated, the notes will be sold to the public at 100% of their principal amount. Agents will receive commissions on or discounts from the principal amount of the notes they sell. The commission schedule ranges from 0.125% to 0.750% of the principal amount per note, depending on maturity. If we sell notes with maturities in excess of 30 years, we will negotiate a commission with the agents at that time, which commission might be greater than the rates noted above.

We will receive from 99.875% to 99.25% of the principal amount of each note, before deducting expenses. We have agreed to reimburse the agents for most of their expenses in selling the notes. We anticipate that the expenses of this offering will approximate $565,000 if all of the notes are sold.

By Underwriters

If we use underwriters in the sale, they will acquire the notes for their own account. We may also sell notes to an agent, as principal, or to a group of underwriters for whom an agent acts as representative, for resale to investors. We will sell the notes to the underwriters or agents at the principal amount of the notes less a commission equal to one for an agency sale of those notes.

The underwriters or agents may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by them at the time of sale. The underwriters or agents may share any part of the discount or commission received in that sale with other agents or dealers, as appropriate. After the initial public offering of the notes, the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

The obligations of the agents or underwriters to purchase the notes will be subject to conditions. Underwriters will be obligated to purchase all underwritten notes offered if any of the notes are purchased at that time.

Direct Sales

We may also sell notes directly by us. In that case, no underwriters or agents would be used for those sales.

GLOSSARY

Set forth below are definitions of some of the terms used in this supplement.

"Bond Equivalent Yield" means the yield calculated as follows:

$$\text{Bond Equivalent Yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury bills quoted on a bank discount basis, "N" refers to 365 or 366 (if a leap year), as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

"business day" means any day other than a Saturday or Sunday or other day on which banking institutions in New York, New York are generally authorized or obligated by law, regulation or executive order to be closed and for LIBOR notes, is also a London business day.

"designated CMT Telerate page" means the display on Telerate on the page designated in the pricing supplement and on the face of the note (or any successor page) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519) or if no page is specified in the pricing supplement, page 7052.

"H.15(519)" means the weekly statistical release designated as H.15(519) (or any successor publication) published by the Board of Governors of the Federal Reserve System.

"H.15 Daily Update" means the daily update of H.15(519), available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

"index maturity" means, for a floating rate note, the period on which the interest rate formula is based, as indicated in the pricing supplement.

"interest determination date" means the date as of which the interest rate for a floating rate note is to be calculated, to be effective as of the following interest reset date. The interest determination dates will be indicated in the pricing supplement, and in the note and above on page S-5.

"interest reset date" means the date on which a floating rate note will begin to bear interest at the variable interest rate determined on any interest determination date. The interest reset dates will be indicated in the pricing supplement and in the note.

"London business day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"Money Market Yield" is the yield calculated as follows:

$$\text{Money Market Yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the interest period for which interest is being calculated.

"Reuters Screen LIBO page" means the display designated as page "LIBO" on the Reuters Monitor Money Rates Service (or any successor page on that service for the purpose of displaying London interbank offered rates of major banks).

"Reuters Screen USPRIME1 page" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or a successor page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks).

"spread" means the number of basis points specified in the pricing supplement as being applicable to the floating rate note.

"spread multiplier" means the percentage specified in the pricing supplement as being applicable to the floating rate note.

"Telerate" means the Bridge Telerate, Inc. service or a successor service.

"Telerate page 3750" means the display designated as page "3750" on Telerate (or a successor page nominated by the British Bankers Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

"Telerate page 7058" means the display on that page of Telerate.

Prospectus

FINOVA

1850 North Central Avenue
P.O. Box 2209
Phoenix, Arizona 85002-2209

THE FINOVA GROUP INC.

FINOVA CAPITAL CORPORATION

By this prospectus, we may offer up to $3,000,000,000 of our:

DEBT SECURITIES
COMMON STOCK (including, for The FINOVA Group Inc., Rights to Purchase Junior Participating Preferred Stock)
PREFERRED STOCK
DEPOSITARY SHARES
WARRANTS

FINOVA Capital Corporation is a wholly owned subsidiary of The FINOVA Group Inc.

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

These securities have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. “Plan of Distribution” below also provides more information on this topic.

The date of this prospectus is July 7, 1999

WHERE YOU CAN FIND MORE INFORMATION

The FINOVA Group Inc. ("FINOVA Group") and FINOVA Capital Corporation ("FINOVA Capital") file annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov, which may also be available on our web site at http://www.finova.com. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC updates and supersedes this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

- Annual Report on Form 10-K of FINOVA Group for the year ended December 31, 1998 filed on March 2, 1999, as amended on Form 10-K/A filed on March 8, 1999 and as comprehensively amended on Form 10-K/A filed on May 7, 1999.
- Annual Report on Form 10-K of Finova Capital for the year ended December 31, 1998 filed on March 5, 1999 as comprehensively amended on Form 10-K/A filed on May 10, 1999.
- Portions of the Proxy Statement on Schedule 14A for FINOVA Group's Annual Meeting of Shareholders held on May 13, 1999 that have been incorporated by reference into our 10-K.
- Quarterly Reports on Form 10-Q of FINOVA Group and FINOVA Capital for the quarter ended March 31, 1999.
- Current Reports on Form 8-K of FINOVA Group dated January 14, March 22, April 14, and May 6, 1999.
- Current Reports on Form 8-K of FINOVA Capital dated January 15, and May 10, 1999.
- Schedules 13-D of FINOVA Group and FINOVA Capital dated January 6, 1999.

You may request a copy of those filings or any other information incorporated by reference in this prospectus, including exhibits. You may do so orally or in writing by contacting us at:

Treasurer
The FINOVA Group Inc.
1850 North Central Avenue
P.O. Box 2209
Phoenix, Arizona 85002-2209
(602) 207-6900

We will provide that information at no charge to you.

THE COMPANIES

FINOVA Group is a financial services holding company. Through our principal subsidiary, FINOVA Capital, we provide a broad range of financing and capital market products to mid-size business. We concentrate on lending to mid-size businesses. FINOVA Capital has been in operation since 1954.

We extend revolving credit facilities, term loans, and equipment and real estate financing primarily to "middle-market" businesses with financing needs falling generally between $100,000 and $35 million.

We operate in 20 specific industry or market niches under three market groups. We selected those groups because our expertise in evaluating the creditworthiness of prospective customers and our ability to provide value-added services enable us to differentiate ourselves from our competitors. That expertise and ability also enable us to command pricing that provides a satisfactory spread over our borrowing costs.

We seek to maintain a high quality portfolio and to minimize non-earning assets and write-offs. We use clearly defined underwriting criteria and stringent portfolio management techniques. We diversify our lending activities geographically and among a range of industries, customers and loan products.

Due to the diversity of our portfolio, we believe we are better able to manage competitive changes in our markets and to withstand the impact of deteriorating economic conditions on a regional or national basis. There can be no assurance, however, that competitive changes, borrowers' performance, economic conditions or other factors will not result in an adverse impact on our results of operations or financial condition.

We generate interest, leasing, fee and other income through charges assessed on outstanding loans, loan servicing, leasing, brokerage and other activities. Our primary expenses are the costs of funding our loan and lease business, including interest paid on debt, provisions for credit losses, marketing expenses, salaries and employee benefits, servicing and other operating expenses and income taxes.

Business Groups

We operate the following principal lines of business under three market groups:

Commercial Finance

- **Business Credit** offers collateral-oriented revolving credit facilities and term loans for manufacturers, distributors, wholesalers and service companies. Typical transaction sizes range from $500,000 to $3 million.
- **Commercial Services** (formerly Factoring Services) offers full service factoring and accounts receivable management services for entrepreneurial and larger firms, primarily in the textile and apparel industries. The annual factored volume of these companies is generally between $5 million and $25 million. This line provides accounts receivable financing and loans secured by equipment and real estate.
- **Corporate Finance** provides a full range of cash flow-oriented and asset-based term and revolving loan products for manufacturers, wholesalers, distributors, specialty retailers and commercial and consumer service businesses. Typical transaction sizes range from $2 million to $35 million.
- **Distribution & Channel Finance** (formerly Inventory Finance) provides inbound and outbound inventory financing, combined inventory/accounts receivable lines of credit and purchase order financing for equipment distributors, value-added resellers and dealers nationwide. Transaction sizes generally range from $500,000 to $30 million.
- **Growth Finance** provides collateral-based working capital financing primarily secured by accounts receivable. Typical transaction sizes range from $100,000 to $1 million and are made to small and mid-size businesses with annual sales under $10 million.
- **Rediscount Finance** offers revolving credit facilities to the independent consumer finance industry including sales, automobile, mortgage and premium finance companies. Typical transaction sizes range from $1 million to $35 million.

Specialty Finance

- **Commercial Equipment Finance** offers equipment leases, loans and "turnkey" financing to a broad range of midsize companies. Specialty markets include the corporate aircraft and emerging growth technology industries, primarily biotechnology and electronics. Typical transaction sizes range from $500,000 to $15 million.
- **Communications Finance** specializes in term financing to advertising and subscriber- supported businesses including radio and television stations, cable operators, outdoor advertising firms and publishers. Typical transaction sizes range from $1 million to $40 million.
- **Franchise Finance** offers equipment, real estate and acquisition financing for operators of established franchise concepts. Transaction sizes generally range from $500,000 to $15 million.
- **Healthcare Finance** offers a full range of working capital, equipment and real estate financing products for the U.S. health care industry. Transaction sizes typically range from $500,000 to $25 million.
- **Portfolio Services** provides customized receivable servicing and collections for timeshare developers and other generators of consumer receivables.
- **Public Finance** provides tax-exempt term financing to state and local governments, non-profit corporations and entities using industrial revenue or development bonds. Typical transaction sizes range from $100,000 to $5 million.

- **Resort Finance** focuses on construction, acquisition and receivables financing of timeshare resorts worldwide, second home communities and fractional interest resorts. Typical transaction sizes range from $5 million to $35 million.
- **Specialty Real Estate Finance** provides senior term acquisition and bridge/interim loans from $5 million to $30 million or more for hotel and resort properties in the U.S., Canada and the Caribbean. Through this division, we also provide equity investments in credit-oriented real estate sale leasebacks.
- **Transportation Finance** structures equipment loans, leases, acquisition financing and leveraged lease equity investments for commercial and cargo airlines worldwide, railroads and operators of other transportation related equipment. Typical transaction sizes range from $5 million to $30 million. Through FINOVA Aircraft Investors LLC, FINOVA also seeks to use its market expertise and industry presence to purchase, upgrade and resell used commercial aircraft.

Capital Markets

- **Realty Capital** specializes in providing capital markets-funded commercial real estate financing products and commercial mortgage banking services. Typical transaction sizes range from $1 million to $5 million.
- **Investment Alliance** provides equity and debt financing for midsize businesses in partnership with institutional investors and selected fund sponsors. Typical transaction sizes range from $2 million to $15 million.
- **Loan Administration** provides in-house servicing for FINOVA's commercial loan products as well as servicing and subservicing of other mortgage and consumer loans, including residential real estate, mobile homes, automobiles and other consumer products.
- **Mezzanine Capital** provides senior and subordinated secured term loans to small, fast growing companies in a broad range of industries that are located in the U.S. and Canada for expansions, acquisitions, buyouts and other strategic ventures. Typical transaction sizes range from $1 million to $5 million.
- **Harris Williams & Co.** provides merger and acquisition advisory services targeting middle market businesses.

Both FINOVA Group and FINOVA Capital are Delaware corporations. FINOVA Group was incorporated in 1991 to serve as the successor to The Dial Corp's financial services businesses. Dial transferred those businesses to FINOVA Group in March 1992 in a spin-off. Since that time, FINOVA Group has increased its total assets from $2.6 billion at December 31, 1992 to $10.4 billion at December 31, 1998. Income from continuing operations increased from $36.8 million in 1992 to $160.3 million in 1998. We believe FINOVA Group ranks among the largest independent commercial finance companies in the U.S., based on total assets. The common stock of FINOVA Group is traded on the New York Stock Exchange.

FINOVA Capital was incorporated in 1965 and is the successor to a California corporation that was formed in 1954. All of FINOVA Capital's capital stock is owned by FINOVA Group.

Our principal executive offices are located at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209. Our telephone number is (602) 207-6900.

SELECTED FINANCIAL INFORMATION

The following information was derived from FINOVA Group's financial statements. The information is only a summary and does not provide all of the information contained in our financial statements, including the related notes, and Management's Discussion and Analysis. Those items are part of our Annual Reports on Form 10-K/A and Quarterly Reports on Form 10-Q. You should read our financial statements and other information that we have filed with the SEC. We have restated the financial information through 1998 as noted more fully in Note T to the financial statements for the year ended December 31, 1998. Prior year amounts have also been reclassified to conform to the 1998 presentation and to reflect a 2-for-1 stock split in 1997.

	For the Three Months Ended March 31,		As of and for the Year Ended December 31,				
	1999	1998	1998	1997	1996	1995	1994
			Dollars in thousands, except per share data)				
OPERATIONS:							
Income earned from financing transactions	$ 273,075	$ 232,833	$ 1,007,773	$ 879,763	$ 756,996	$ 673,194	$ 458,411
Interest margins earned	124,666	105,383	459,515	392,124	329,107	280,788	211,419
Volume-based fees	12,735	22,156	77,723	39,378	28,588	21,204	10,796
Provision for credit losses	9,500	9,500	82,200	69,200	41,751	39,568	10,439
Gains on disposal of assets	12,370	1,525	27,912	30,333	12,562	10,490	3,877
Income from continuing operations	50,057	39,741	160,341	137,910	117,968	95,621	75,470
Net income	50,057	39,741	160,341	137,910	118,475	97,060	76,013
Basic earnings from continuing operations per share	0.89	0.71	2.87	2.53	2.16	1.75	1.52
Basic earnings per share	0.89	0.71	2.87	2.53	2.17	1.78	1.53
Basic adjusted weighted average outstanding shares(1)	56,294,000	56,138,000	55,946,000	54,405,000	54,508,000	54,633,000	49,765,000
Diluted earnings from continuing operations per share	$ 0.83	$ 0.67	$ 2.70	$ 2.40	$ 2.10	$ 1.72	$ 1.50
Diluted earnings per share	0.83	0.67	2.70	2.40	2.11	1.75	1.51
Diluted adjusted weighted average shares(1)	61,318,000	61,079,000	60,705,000	59,161,000	56,051,000	55,469,000	50,436,000
Dividends declared per common share	$ 0.16	$ 0.14	$ 0.60	$ 0.52	$ 0.46	$ 0.42	$ 0.37
FINANCIAL POSITION:							
Investment in financing transactions	$11,086,016	$ 8,689,238	$10,020,221	$ 8,420,462	$ 7,318,919	$ 6,364,189	$ 5,354,626
Nonaccruing assets	228,416	195,267	205,233	187,356	155,505	143,127	149,046
Reserve for credit losses	238,277	175,967	207,618	177,088	148,693	129,077	110,903
Total assets	11,730,347	9,037,349	10,441,236	8,724,626	7,538,456	7,045,547	5,831,327
Total debt	9,327,137	7,115,327	8,394,578	6,764,581	5,850,223	5,649,368	4,573,354
Company-obligated mandatory redeemable convertible preferred securities of subsidiary trust solely holding convertible debentures of FINOVA Group ("TOPrS")	111,550	111,550	111,550	111,550	111,550		
Shareowners' equity	1,557,612	1,128,594	1,167,231	1,092,254	936,085	829,040	773,547

(1) Adjusted to reflect a 2-for-1 stock split on October 1, 1997.

RATIO OF INCOME TO TOTAL FIXED CHARGES

	For the Three Months Ended March 31,		Year Ended December 31,				
	1999	1998	1998	1997	1996	1995	1994
FINOVA Group	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x
FINOVA Capital	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x

RATIO OF INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three Months Ended March 31,		Year Ended December 31,				
	1999	1998	1998	1997	1996	1995	1994
FINOVA Group	1.61x	1.58x	1.53x	1.51x	1.51x	1.45x	1.59x
FINOVA Capital	1.63x	1.60x	1.55x	1.54x	1.51x	1.45x	1.59x

Variations in interest rates generally do not have a substantial impact on the ratio because fixed-rate and floating-rate assets are generally matched with liabilities of similar rate and term. Income available for fixed charges, for purposes of computing the above ratios, consists of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest and related debt expense, and a portion of rental expense determined to be representative of interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and any supplements are "forward-looking," in that they do not discuss historical fact but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in documents incorporated in this prospectus by reference.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

- The results of our efforts to implement our business strategy. Failure to fully implement our business strategy might result in decreased market penetration, adverse effects on results of operations and other adverse results.
- The effect of economic conditions and the performance of our borrowers. Economic conditions in general or in particular market segments could impact the ability of our borrowers to operate or expand their businesses, which might result in decreased performance for repayment of their obligations or reduce demand for additional financing needs.
- Actions of our competitors and our ability to respond to those actions. We seek to remain competitive without sacrificing prudent lending standards. Doing business under those standards becomes more difficult, however, when competitors offer financing with less stringent criteria. We seek to maintain credit quality at the risk of growth in assets, if necessary.
- The cost of our capital. That cost depends on many factors, some of which are beyond our control, such as our portfolio quality, ratings, prospects and outlook.
- Changes in government regulations, tax rates and similar matters. For example, government regulations could significantly increase the cost of doing business or could eliminate certain tax advantages of some of our financing products.
- Necessary technological changes, including those addressing "Year 2000" data systems issues, may be more difficult, expensive or time consuming than anticipated.
- Costs or difficulties related to integration of acquisitions.
- Other risks detailed in our other SEC reports or filings.

We do not intend to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. We cannot predict the risk from reliance on forward-looking statements in light of the many factors that could affect their accuracy.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, acquisitions in the ordinary course of business, working capital, investment in financing transactions and capital expenditures. We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

Debt Securities

The following summary applies only to the debt securities of FINOVA Capital. If we issue debt securities of FINOVA Group, we will describe those securities and the indenture under which they are issued in the applicable supplement.

The debt securities of FINOVA Capital will be issued under one or more indentures between FINOVA Capital and one or more U.S. banking institutions (a "trustee"). The indentures may but need not have separate trustees for senior and subordinated debt. We will list the trustee for each series of securities in the applicable supplement.

The following summary of certain provisions of the indentures is not complete. You should look at the indenture that applies to your offering ("your indenture"). The indentures are filed as exhibits to the Registration Statement. To obtain a copy of your indenture, see "Where You Can Find More Information" on page 2.

All capitalized terms have the meanings specified in the indentures.

General Indenture Provisions that Apply to Senior and Subordinated Debt

- The indentures do not limit the amount of debt that FINOVA Capital may issue nor provide holders any protection should there be a highly leveraged transaction involving our company. We may issue additional debt securities without your consent.
- If FINOVA Capital redeems debt which is convertible into its capital stock or other securities, your right to convert that debt into capital stock or other securities will expire on the redemption date.
- The indentures allow FINOVA Capital to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If these events occur, the other company will be required to assume FINOVA Capital's responsibilities on the debt, and FINOVA Capital will be released from all liabilities and obligations.
- The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning that series of debt. But to change the payment of principal or interest, every holder in that series must consent.
- FINOVA Capital may discharge the debt issued in any series at any time by depositing sufficient funds with the trustee to pay the obligations when due. All amounts due to you on the debt would be paid by the trustee from the deposited funds.
- If FINOVA Capital fails to meet its obligations on the debt, it will be in default. Defaults for senior debt securities are described on pages 11 and 12 of this prospectus.

General

The debt securities of FINOVA Group and FINOVA Capital offered by this prospectus will be limited to $3.0 billion principal amount. The indentures do not limit the amount of debt securities FINOVA Capital could offer under them. FINOVA Capital can issue debt securities in one or more series, in each case as authorized by us from time to time. Each series may differ as to its terms. The debt securities will be FINOVA Capital's unsecured general obligations and may or may not be subordinated to FINOVA Capital's other general indebtedness. Those that are not subordinated are called "senior debt securities." The others are "subordinated debt securities."

The supplement will address the following terms of the debt securities:

- Their title.
- Any limits on the principal amounts to be issued.
- The dates on which the principal is payable.
- The rates (which may be fixed or variable) at which they shall bear interest, or the method for determining rates.
- The dates from which the interest will accrue and will be payable, or the method of determining those dates, and any record dates for the payments due.
- Any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion.
- Any sinking fund or similar provisions, whether mandatory or at the holder's option, along with the periods, prices and terms of redemption, purchase or repayment.
- The amount or percentage payable if we accelerate their maturity, if other than the principal amount.
- Any changes to the events of default or covenants set forth in your indenture.
- The terms of subordination, if any.
- Whether the series can be reopened.
- Any other terms consistent with your indenture.

We may authorize and determine the terms of a series of debt securities by resolution of our board of directors or one of its committees or through one or more supplemental indentures.

Form of Debt Securities

The debt securities will be issued in registered form. Unless the supplement otherwise provides, debt securities will be issued as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities distributed in that series. We will issue debt securities only in denominations of $1,000 or integral multiples of that amount, unless the supplement states otherwise.

Global Securities

In General. Debt securities in global form will be deposited with or on behalf of a depositary. Global securities are represented by one or more global certificates for the series registered in the name of the depositary or its nominee. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company ("DTC").

No Depositary or Global Securities. If a depositary for a series is unwilling or unable to continue as depositary, and a successor is not appointed by us within 90 days, we will issue debt securities of that series in definitive form in exchange for the global security or securities of that series. We also may determine at any time in our discretion not to use global securities for any series. In that event, we will issue debt securities in definitive form.

Ownership of the Global Securities; Beneficial Ownership. So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. The trustee and we are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under your indenture.

Each actual purchaser of debt securities represented by a global security (a "beneficial owner") will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under your indenture, and will not be able to transfer or exchange the global securities, unless this prospectus or the supplement provide to the contrary. As a result, each beneficial owner must rely on the procedures of the depositary to exercise any rights of a holder under your indenture. In addition, if the beneficial owner is not a direct or indirect participant in the depositary (each a "participant") the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global security.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. Those laws and the above conditions may impair the ability to transfer beneficial interests in the global securities.

The Depository Trust Company

The following is based on information furnished by DTC and applies to the extent it is the depositary, unless otherwise stated in a supplement:

Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co. (DTC's partnership nominee). One fully registered global security generally will be issued for each $200 million principal amount of debt securities. The trustee will deposit the global securities with the depositary. The deposit of the global securities with DTC and its registration in the name of Cede & Co. will not change the beneficial ownership of the securities.

DTC Organization. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations who directly participate in DTC (each a "direct participant"). Other entities ("indirect participants") may access DTC's system by clearing transactions through or maintaining a custodial relationship with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DTC Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant's accounts. Doing so eliminates the need for physical movement of securities certificates.

Participants' Records. Except as otherwise provided in this prospectus or a supplement, purchases of the debt securities must be made by or through direct participants, which will receive a credit for the securities on the depositary's records. The beneficial owner's ownership interest is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmations from the depositary of their purchase, but they are expected to receive them, along with periodic statements of their holdings, from the direct or indirect participants through whom they entered into the transaction.

Transfers of interests in the global securities will be made on the books of the participants on behalf of the beneficial owners. Certificates representing the interest of the beneficial owners in the securities will not be issued unless the use of global securities is suspended, as provided above.

The depositary has no knowledge of the actual beneficial owners of the global securities. Its records only reflect the identity of the direct participants as owners of the securities. Those participants may or may not be the beneficial owners. Participants are responsible for keeping account of their holdings on behalf of their customers.

Notices Among The Depositary, Participants and Beneficial Owners. Notices and other communications by the depositary, its participants and the beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect.

Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.'s consenting or voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments. Principal and interest payments made by us will be delivered to the depositary. DTC's practice is to credit direct participants' accounts on the applicable payment date unless it has reason to believe it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in "street name." Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments

to direct participants. The participants are responsible for disbursing payments to the beneficial owners.

Transfer or Exchange of Securities

You may transfer or exchange the debt securities (other than a global security) without service charge at our office designated for that purpose or at the office of any transfer agent or security registrar identified under your indenture. You must execute a proper form of transfer and pay any taxes and other governmental charges resulting from that action. You may transfer or exchange the debt securities (other than a global security) initially at our offices at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209 or at our office or agency established for that purpose in New York, New York.

Debt securities in the several denominations will be interchangeable without service charge, but we may require payment to cover taxes and other governmental charges. The trustee noted in the supplement initially will act as authenticating agent under your indenture.

Same-Day Settlement and Payment

Unless the supplement otherwise provides, the debt securities will be settled in immediately available funds. We will make payments of principal and interest in immediately available funds.

Payment and Paying Agent

If the debt securities are not held in global form, we will make payment of principal and premium, if any, against surrender of the debt securities at the principal office of the trustee in New York, New York. We will pay any installment of interest on debt securities to the record holder on the record date for that interest. We can make those payments through the trustee, as noted above, by check mailed by first class mail to the registered holders at their registered address or by wire transfer to an eligible account of the registered holder.

If any payments of principal, premium or interest are not claimed within three years of the date the payment became due, those funds are to be repaid to us. The beneficial owners of those interests thereafter will look only to us for payment for those amounts.

Indenture Covenants, Defaults and Amendments

Limitation on Liens. The indentures prohibit FINOVA Capital from creating or permitting any lien or similar encumberance (a "lien") on any of its properties unless FINOVA Capital secures the senior debt securities equally and ratably with any other obligation secured in that manner. The indentures contain the following exceptions to that prohibition:

- Leases of property in the ordinary course of business or if the property is not needed in the operation of our business.
- Purchase money security interests that are non-recourse to FINOVA Capital or designated subsidiaries except to the extent of the property so acquired or any proceeds from that property, or both.
- Governmental deposits or security as a condition to the transaction of business or the exercise of a privilege, or to maintain self-insurance, or to participate in any fund in connection with worker's compensation, unemployment insurance, pensions, social security or for appeal bonds.
- Liens for taxes or assessments not yet due or which are payable without a penalty or are being contested in good faith and with adequate reserves, so long as foreclosure or similar proceedings are not commenced.
- Judgment liens that have not remained undischarged or unstayed for more than six months.
- Incidental or undetermined construction, mechanics or similar liens arising in the ordinary course of business relating to obligations not overdue or which are being contested by FINOVA Capital or a designated subsidiary in good faith and deposits for releases of such liens.
- Zoning restrictions, licenses, easements and similar encumbrances or defects if immaterial.
- Other liens immaterial in the aggregate incidental to FINOVA Capital's or a designated subsidiary's business or property, other than for indebtedness.
- Banker's liens and set off rights in the ordinary course of business.
- Leasehold or purchase rights, exercisable for fair consideration, arising in the ordinary course of business.
- Liens on property or securities existing when an entity becomes a designated subsidiary or merges with FINOVA Capital or a

designated subsidiary, provided they are not incurred in anticipation of those events.

- Liens on property or securities existing at the time of acquisition.
- Liens in a total amount less than $25 million, excluding liens covered by the exceptions noted above.
- Liens securing indebtedness of FINOVA Capital or a designated subsidiary provided those and similar liens on indebtedness do not exceed 10% of consolidated net tangible assets, as that term is defined in the indentures, excluding certain preexisting indebtedness and those liens permitted above.

Merger, Consolidation and Sale of Assets. FINOVA Capital cannot merge with or into, consolidate with, sell or lease all or substantially all of its assets to or purchase all or substantially all the assets of another corporation unless it will be the surviving corporation or the successor is incorporated in the U.S. and assumes all of FINOVA Capital's obligations under the debt securities and your indenture. Immediately after that transaction, however, no default can exist. A purchase by a subsidiary of all or substantially all of the assets of another corporation will not be a purchase of those assets by FINOVA Capital. If, however, any of the transactions noted in this paragraph occurs and results in a lien on any of FINOVA Capital's properties (except as permitted above), FINOVA Capital must simultaneously secure the senior debt securities equally and ratably with the debt secured by that lien.

Defaults. Events of default under the indenture for any series are:

- Failure for 30 days to pay interest on any debt securities of that series.
- Failure to pay principal (other than sinking fund redemptions) or premium, if any, on debt securities of that series.
- Failure for 30 days to pay any sinking fund installment on that series.
- Violation of a covenant under the indenture pertaining to that series that persists for at least 90 days after FINOVA Capital is notified by the trustee or the holders of 25% of the series.
- Default in other instruments or under any other series of debt securities resulting in acceleration of indebtedness over $15 million, unless that default is rescinded or discharged within 10 days after written notice by the trustee or the holders of 10% of that series.
- Bankruptcy, insolvency or similar event.
- Any other event of default with respect to the debt securities of that series.

If an event of default occurs and continues, the trustee or the holders of at least 25% of the series may declare those debt securities due and payable. FINOVA Capital is required to certify to the trustees annually as to its compliance with the indentures. A default under one series does not necessarily mean that a default or an event of default will have occurred under another series under that indenture or any other indenture.

Holders of a majority of the principal of a series may control certain actions of the trustee and may waive past defaults for that series. Except as provided in your indenture, the trustee will not be under any obligation to exercise any of the rights or powers vested in it by your indenture at the request, order or direction of any holder unless one or more of them shall have offered reasonable indemnity to the trustee.

If an event of default occurs and is continuing, the trustee may reimburse itself for its reasonable compensation and expenses incurred out of any sums held or received by it before making any payments to the holders of the debt securities of the defaulted series.

The right of any holders of debt securities of a series to commence an action for any remedy is subject to certain conditions, including the requirement that the holders of at least 25% of that series request that the trustee take such action, and offer reasonable indemnity to the trustee against its liabilities incurred in doing so.

Defeasance

FINOVA Capital may defease the debt securities of a series, meaning it would satisfy its duties under that series before maturity. It may do so by depositing with the trustee, in trust for the benefit of the holders, either enough funds to pay, or direct U.S. government obligations that, together with the income of those obligations (without considering any reinvestment), will be sufficient to pay, the obligation of that series, including principal, premium, if any, and interest. Certain other conditions must

be met before it may do so. FINOVA Capital must deliver an opinion of counsel that the holders of that series will have no Federal income tax consequences as a result of that deposit.

Modification of Your Indenture. The trustee and FINOVA Capital may amend your indenture without consent of the holders of debt securities to do certain things, such as establishing the form and terms of any series of debt securities. FINOVA Capital must obtain consent of holders of at least two-thirds of the outstanding debt securities affected by a change to amend the terms of your indenture or any supplemental indenture applicable to your securities or the rights of the holders of those debt securities.

Unanimous consent is required for changes to extend the fixed maturity of any debt securities, reduce the principal, redemption premium or rate of interest, extend the time of payment of interest, change the form of currency, limit the right to sue for payment on or after maturity of the debt securities, adversely affect the right, if any, to convert or exchange the debt securities or adversely affect the subordination provisions, if any. Unanimous consent is also required to reduce the level of consents needed to approve any of those changes. The trustee must consent to changes modifying its rights, duties or immunities.

Subordination

The terms and conditions of any subordination of subordinated debt securities to other indebtedness of FINOVA Capital will be described in the supplement relating to the subordinated debt securities. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of the subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit certain payments to holders of senior indebtedness.

Because of the subordination, if FINOVA Capital becomes insolvent, holders of the subordinated debt securities may recover less, ratably, than other creditors of FINOVA Capital, including holders of senior indebtedness.

Conversion

Debt securities may be convertible into or exchangeable for common stock, preferred stock, other debt securities, warrants or other securities of FINOVA Capital, or securities of any other issuer or obligor. The supplement will describe the terms of any conversion rights.

Concerning the Trustees

The trustees may, but need not be, banks in FINOVA Capital's credit agreements and from time to time may perform other banking, trust or related services or investment banking services on behalf of FINOVA Group, FINOVA Capital or our customers.

DESCRIPTION OF CAPITAL STOCK

The following summary of material provisions of the common stock, the preferred stock, the junior participating preferred stock (the "Junior Preferred Stock") and the rights to purchase the Junior Preferred Stock (the "Rights") of FINOVA Group is not complete. You should refer to the certificate of incorporation and bylaws of FINOVA Group, as amended, FINOVA Group's certificate of designations for the Junior Preferred Stock and the Rights Agreement dated as of February 15, 1992, as amended and restated as of September 14, 1995 (the "Rights Agreement"), between FINOVA Group and Harris Trust & Savings Bank, as successor Rights Agent. To obtain copies of those documents, see "Where You Can Find More Information" on page 2. If we issue capital stock of FINOVA Capital, we will describe those securities in the applicable supplement.

FINOVA Group is authorized by its certificate of incorporation to issue 420,000,000 shares of capital stock, consisting of 20,000,000 shares of preferred stock, par value $.01 per share, and 400,000,000 shares of common stock, par value $.01 per share. As of May 25, 1999, there were 61,082,445 shares of common stock outstanding (excluding 3,555,481 treasury shares held by FINOVA Group) and no shares of preferred stock

outstanding. However, FINOVA Group has authorized 600,000 shares of Junior Preferred Stock which have been reserved for issuance on the exercise of the Rights.

Common Stock

The holders of the common stock are entitled to one vote per share. FINOVA Group's certificate of incorporation does not provide for cumulative voting in the election of directors. The board may declare dividends on the common stock in its discretion, if funds are legally available for those purposes. On liquidation, common stockholders are entitled to receive pro rata any remaining assets of FINOVA Group, after we satisfy or provide for the satisfaction of all liabilities as well as obligations on our preferred stock, if any. The holders of common stock do not have preemptive rights to subscribe for or purchase any shares of capital stock or other securities of FINOVA Group.

Preferred Stock

Under FINOVA Group's certificate of incorporation, the board is authorized, without stockholder action, to issue preferred stock in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of the holders of the common stock or that could make it more difficult for another company to enter into certain business combinations with FINOVA Group. See "— Additional Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law — Preferred Stock" below.

Shareholder Rights Plan

In 1992, FINOVA Group issued one Right for each outstanding share of common stock. FINOVA Group has and will continue to issue one Right with each newly issued share of its common stock (including stock issued on conversion of preferred securities). The obligation to continue to issue the Rights, however, will terminate on the expiration, exchange or redemption of the Rights.

Each Right entitles the registered holder to purchase from FINOVA Group 1/200th of a share of the Junior Preferred Stock. The purchase price is $67.50 per 1/200th of a share, subject to adjustment under certain circumstances.

The Rights will trade only with the common stock and FINOVA Group will not issue separate certificates for the Rights until the "Rights Distribution Date." That date occurs on the first to occur of the following events:

- 10 days after a public announcement (the "Share Acquisition Date") that a person or group of persons acting together has become the beneficial owner of at least 20% or more of FINOVA Group's common stock, directly or indirectly (becoming an "Acquiring Person"), or
- 10 business days after the start or announcement of an intention to make a tender offer or exchange offer that would result in a person or group acting together beneficially owning 20% or more of FINOVA Group's common stock, directly or indirectly. The board, however, may extend that 10 business day deadline prior to the time the person or group becomes an Acquiring Person.

The Rights may not be exercised until the Rights Distribution Date. The Rights will expire on February 28, 2002 unless we extend that date or, unless we redeem or exchange the Rights before then.

The value of each 1/200th interest in a share of Junior Preferred Stock is intended to approximate the value of one share of FINOVA Group common stock, due to the dividend, liquidation and voting rights of the Junior Preferred Stock, although there can be no assurance the value will be the same.

How the Rights Work. If a person or group becomes an Acquiring Person, their Rights become void. The other Rights holders will have the right to exercise their Rights, at the then current exercise price, for FINOVA Group common stock having a market value of two times the exercise price of the Right. That right to purchase, however, will not exist if the Rights Distribution Date is due to a tender or exchange offer for all of FINOVA Group's common stock and the independent members of our board determine that the offer is at a fair price, on fair terms and is otherwise in the best interests of FINOVA Group and its stockholders.

The other Rights holders also will have the same exercise rights described above if, after a person or group becomes an Acquiring Person, FINOVA Group is acquired in a merger or business combination or at least half of our total assets and

earning power are sold. The exception is the same as the one noted in the above paragraph, provided that the price offered to the shareholders for each share of common stock is not less than that paid in the tender or exchange offer, and the consideration is in the same form as that paid in the tender or exchange offer. If the requirements of this exception are met, then the Rights will expire.

Exchange of Rights. After a person or group becomes an Acquiring Person but before the Acquiring Person acquires at least half of the outstanding common stock, our board may exchange all or some of the Rights at an exchange ratio of one share of common stock for $1/200$th of a share of Junior Preferred Stock per Right, subject to adjustment.

Redemption of Rights. We may redeem all the Rights, but not some of them, for $.005 per Right at any time before the earlier of 15 days after the Share Acquisition Date or the expiration date noted above. The board may determine the conditions, terms and effective date for the redemption. We may pay the redemption price in cash, common stock or any other method selected by the board. Upon redemption, the right to exercise the Rights will terminate and the holders will only have the right to receive the redemption price.

No Rights as a Stockholder. Rights holders, as Rights holders, have no independent rights as stockholders of FINOVA Group, including the right to vote or to receive dividends, until the Rights are exercised.

Antitakeover Effects. The Rights may discourage a takeover. The Rights will substantially dilute the ownership interest in our shares of any Acquiring Person. That dilution would impair the ability of the Acquiring Person to change the composition of our board. It also would impact its ability to acquire FINOVA Group on terms not approved by our board, including through a tender offer at a premium to the market price, other than through an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the board, since we may redeem the Rights before they become exercisable.

Junior Preferred Stock Not Registered. The Junior Preferred Stock is not registered with the SEC or any other securities administrator. If the Rights become exercisable, we intend to register with the SEC the Junior Preferred Stock exchangeable for the Rights.

Additional Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law

FINOVA Group's certificate of incorporation and bylaws contain provisions that could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise. This description is only a summary and does not provide all the information contained in FINOVA Group's certificate of incorporation and bylaws. To obtain copies of these documents, see "Where You Can Find More Information" on page 2.

Delaware law permits a corporation to eliminate or limit the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful dividends and stock purchases and redemptions or (iv) for any transaction from which the director derived an improper personal benefit. FINOVA Group's certificate of incorporation provides that no director will be personally liable to FINOVA Group or its stockholders for monetary damages for any breach of his or her fiduciary duty as a director, except as provided by Delaware law.

Board of Directors. FINOVA Group's certificate of incorporation and bylaws divide the board into three classes of directors, with the classes to be as nearly equal in number as possible. The stockholders elect one class of directors each year for a three-year term.

The classification of directors makes it more difficult for stockholders to change the composition of the board. At least two annual meetings of stockholders, instead of one, generally will be required to change a majority of the board. That delay may help ensure that FINOVA Group's directors, if confronted by a proxy contest, tender or exchange offer or extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions apply to every election of directors, regardless of whether a change in the composition of the board would be beneficial to FINOVA Group and its stockholders and whether or not a majority of the stockholders believe that such a change is desirable.

The classification provisions also could discourage a third party from initiating a proxy contest, tender offer or other attempt to obtain control of FINOVA Group, even though an attempt might be beneficial to FINOVA Group and its stockholders. The classification of the board thus increases the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of FINOVA Group's stock by purchasers whose objective is to take control of FINOVA Group and remove a majority of the board, the classification of the board could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than otherwise might be the case.

Number of Directors; Removal; Filling Vacancies. FINOVA Group's certificate of incorporation provides that the number of directors will be fixed in the manner provided in the bylaws, subject to any rights of preferred stockholders to elect additional directors under specified circumstances. FINOVA Group's bylaws provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by directors constituting a majority of the total number of directors that FINOVA Group would have if there were no vacancies on the board, but must consist of between 3 and 17 directors.

In addition, FINOVA Group's bylaws provide that, subject to any rights of preferred stockholders, and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the bylaws, the board could prevent any stockholder from enlarging the board and filling the new directorships with that stockholder's own nominees.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, FINOVA Group's certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action by Written Consent; Special Meetings. Stockholders of FINOVA Group must act only through an annual or special meeting. Stockholders cannot act by written consent in lieu of a meeting. Only the Chairman or a majority of the whole board of FINOVA Group may call a special meeting. Stockholders of FINOVA Group are not able to call a special meeting to require that the board do so. At a special meeting, stockholders may consider only the business specified in the notice of meeting given by FINOVA Group. Preferred stockholders may be given different rights from those noted above.

The provisions of FINOVA Group's certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called by the Chairman or at the request of a majority of the whole board. These provisions also would prevent the holders of a majority of stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the board by calling a special meeting of stockholders prior to the time the Chairman or a majority of the whole board believes that consideration to be appropriate.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The bylaws establish an advance notice procedure for stockholders to nominate directors, or bring other business before an annual meeting of stockholders of FINOVA Group.

A person may not be nominated for a director position unless that person is nominated by or at the direction of the board or by a stockholder who has given appropriate notice to FINOVA Group's Secretary during the periods noted below prior to the meeting. Similarly, stockholders may not bring business before an annual meeting unless the stockholder has given FINOVA Group's Secretary appropriate notice of their or its intention to bring that business before the meeting. FINOVA Group's Secretary must receive the nomination or proposal between 70 and 90 days before the first anniversary of the prior year's annual meeting. If FINOVA Group's annual meeting date is advanced by more

than 20 days or delayed by more than 70 days from that anniversary date, then we must receive the notice between 90 days before the meeting and the later of the 70th day before the meeting or 10 days after the meeting date is first publicly announced.

If the board increases the number of directors and if we have not publicly announced nominees for each open position within 80 days before the first anniversary of the prior year's annual meeting, stockholders may nominate directors for the new position, but only those newly created positions, if FINOVA Group's Secretary receives the notice no later than 10 days following public announcement of that change.

Stockholders may nominate directors only at a special meeting by sending appropriate notice for receipt by our Secretary between the 90th day before the meeting and the later of the 70th day before the meeting or the 10th day after the first public announcement of the meeting date.

A stockholder's notice proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of FINOVA Group beneficially owned by the stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about that business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at such meeting, the name and address of such stockholder, the class and number of shares of stock of FINOVA Group beneficially owned by that stockholder and any material interest of the stockholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with these procedures, the person will not be eligible for election as a director, or the business will not be conducted at the meeting, as appropriate.

Advance notice of nominations or proposed business by stockholders gives the board time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board, to inform stockholders about those matters. The board also may recommend positions regarding those nominees or proposals, so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the nominee or that business.

Although the bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, these procedures may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to FINOVA Group and its stockholders.

Preferred Stock. FINOVA Group's certificate of incorporation authorizes the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

- the designation of the series,
- the number of shares of the series, which the board may (except where otherwise provided by the terms of that series) increase or decrease (but not below the number of shares thereof then outstanding),
- whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, if any,
- the dates at which dividends, if any, will be payable,
- the redemption rights and price or prices, if any, for shares of the series,
- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,
- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the FINOVA Group's affairs,
- whether the shares of the series will be convertible into shares of any other class or series, or any other security, of FINOVA Group

or any other corporation, and, if so, the specification of another class or series or another security, the conversion price or prices or rate or rates, any adjustments to the prices or rates, the date or dates as of which the shares shall be convertible and all other terms and conditions upon which the conversion may be made,

- restrictions on the issuance of shares of the same series or of any other class or series and
- the voting rights, if any, of the holders of shares of the series.

FINOVA Group believes that the ability of the board to issue one or more series of preferred stock will provide FINOVA Group with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by FINOVA Group's stockholders, unless approval is required by applicable law or the rules of any stock exchange or automated quotation system on which FINOVA Group's securities are listed or traded. The NYSE currently requires stockholder approval in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%, subject to certain exceptions. If the approval of FINOVA Group's stockholders is not required for the issuance of shares of preferred stock or common stock, the board may determine not to seek stockholder approval.

Although the board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt. The board will make any determination to issue shares with those terms based on its judgment as to the best interests of FINOVA Group and its stockholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt in which an acquiror would change the composition of the board, including a tender offer or other transaction. An acquisition attempt could be discouraged in this manner even if some, or a majority, of FINOVA Group's stockholders might believe it to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of the stock.

Merger/Sale of Assets. FINOVA Group's certificate of incorporation provides that certain "business combinations" must be approved by the holders of at least 66⅔% of the voting power of the shares not owned by an "interested shareholder", unless the business combinations are approved by the "Continuing Directors" or meet certain requirements regarding price and procedure. The terms quoted in this paragraph are defined in the certificate of incorporation.

Amendment of the Certificate of Incorporation and Bylaws. Under Delaware law, stockholders may adopt, amend or repeal the bylaws and, with approval of the board, the certificate of incorporation of a corporation. In addition, a corporation's board may adopt, amend or repeal the bylaws if allowed by the certificate of incorporation. FINOVA Group's certificate of incorporation requires a vote of:

- at least 80% of the outstanding shares of voting stock, voting together as a single class, to amend provisions of the certificate of incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of FINOVA Group's directors; and the removal of directors;
- at least 66⅔% of the outstanding shares of voting stock, voting together as a single class, to amend the provisions of the certificate of incorporation relating to to approval of certain business combinations; and
- at least a majority of the outstanding shares of voting stock, voting together as a single class, to amend all other provisions of the certificate of incorporation.

FINOVA Group's certificate of incorporation further provides that the bylaws may be amended by the board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. These supermajority voting requirements make the amendment by stockholders of the bylaws or of any of the provisions of the certificate of incorporation described above more difficult, even if a majority of FINOVA Group's stockholders believe that amendment would be in their best interests.

Antitakeover Legislation. Subject to exceptions, Delaware law does not allow a corporation to engage in a business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder, unless (i) prior to that date, the board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) on that date, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to that date, the board and 66⅔% of the outstanding voting stock not owned by the interested stockholder approved the business combination. Except as specified by Delaware law, an interested stockholder includes (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of that person.

Under some circumstances, Delaware law makes it more difficult for an "interested stockholder" to enter into various business combinations with a corporation for a three-year period, although stockholders may adopt an amendment to a corporation's certificate of incorporation or bylaws excluding the corporation from those restrictions. However, FINOVA Group's certificate of incorporation and bylaws do not exclude FINOVA Group from the restrictions imposed under Delaware law. These provisions of Delaware law may encourage companies interested in acquiring FINOVA Group to negotiate in advance with the board, since the stockholder approval requirement would be avoided if a majority of the board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

DESCRIPTION OF DEPOSITARY SHARES

The following summary of certain provisions of the Deposit Agreement, the depositary shares and depositary receipts is not complete. You should refer to the forms of Deposit Agreement and depositary receipts relating to each series of preferred stock that will be filed with the SEC. To obtain copies of these documents once filed, see "Where You Can Find More Information" on page 2.

General

We may offer fractional interests in shares of preferred stock, instead of shares of preferred stock. If we do, we will have a depositary issue to the public receipts for depositary shares, each of which will represent fractional interests of a particular series of preferred stock.

We will deposit shares of any series of preferred stock underlying the depositary shares under a separate deposit agreement between us and a bank or trust company selected by us having its principal office in the U.S. and having a combined capital and surplus of at least $50 million. Subject to the terms of the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in shares of preferred stock underlying the depositary shares to all the rights and preferences of the preferred stock underlying the depositary shares. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Individuals purchasing the fractional interests in shares of the related series of preferred stock will receive depositary receipts according to the terms of the offering described in the supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by those holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The undistributed balance will be added to and treated as part of the next amount received by the depositary for distribution to record holders of depositary shares.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares, in proportion, if possible, to the number of depositary shares owned by those holders, unless the depositary determines (after consulting with us) that it cannot make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

The deposit agreement also will state how any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares.

Conversion and Exchange

If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, each record holder of depositary receipts may convert or exchange the depositary shares represented by those depositary receipts.

Redemption of Depositary Shares

If a series of the preferred stock underlying the depositary shares is subject to redemption, the depositary will redeem the depositary shares from the proceeds received by the depositary in the redemption, in whole or in part, of the series of the preferred stock held by the depositary. The depositary will mail notice of redemption within 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's books. The redemption price per depositary share will equal the applicable fraction of the redemption price per share payable on such series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date, the number of depositary shares representing the preferred stock. The depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary when less than all outstanding depositary shares will be redeemed.

After the redemption date, the depositary shares redeemed will no longer be outstanding. When this occurs, all rights of the holders will cease, except the right to receive money, securities or other property payable upon redemption and any money, securities or other property that the holders of depositary shares were entitled to on the redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares redeemed.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail all relevant information to the record holders of the depositary shares representing the preferred stock. The record holders may instruct the depositary how to vote the shares of preferred stock underlying their depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions, and we will agree to take all reasonable action requested by the depositary so the depositary may follow the instructions.

Amendment and Termination of Depositary Agreement

The form of depositary receipt and any provision of the deposit agreement may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. We or the depositary may only terminate the deposit agreement if (a) all related outstanding depositary shares have been redeemed or (b) there has been a final distribution of the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up and that distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges stated in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the

appointment and acceptance of a successor depositary. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will send to the holders of depositary shares all reports and communications from us that we must furnish to the holders of preferred stock.

We and the depositary will not be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Those obligations will be limited to performance in good faith of duties set forth in the deposit agreement. We and the depositary will not be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares, or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with debt securities, common stock or preferred stock or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent for the warrants and will not act for or on behalf of the holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see "Where You Can Find More Information" on page 2.

PLAN OF DISTRIBUTION

FINOVA Group and FINOVA Capital may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, that firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer's allowance or agent's commission.

Any underwriting agreement probably will entitle the underwriters to indemnity against some civil liabilities under the Federal securities laws and other laws. The underwriters' obligations to purchase securities will be subject to conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

FINOVA Group and FINOVA Capital may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

FINOVA Group and FINOVA Capital also may offer securities through agents. Agents generally act on a "best efforts" basis during their appointment, meaning they are not obligated to purchase securities.

Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the Federal securities laws and other laws.

FINOVA Group and FINOVA Capital or the underwriters or agents may solicit offers by institutions approved by us to purchase securities under contracts providing for future payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Conditions apply to those purchases.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

- Over-allotment involves sales in excess of the offering size, which creates a short position.
- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
- Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions.
- Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in some activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.

The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

LEGAL MATTERS

Unless otherwise noted in a supplement, William J. Hallinan, Esq., Senior Vice President-General Counsel of FINOVA Group and FINOVA Capital, or Richard Lieberman, Esq., Vice President-Associate General Counsel of FINOVA Group and FINOVA Capital, will pass on the legality of the securities offered through this prospectus and any supplement. Brown & Wood LLP will act as counsel for any underwriters or agents, unless otherwise noted in a supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference from FINOVA Group Inc.'s and FINOVA Capital Corporation's Annual Reports on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports dated February 10, 1999, April 23, 1999 as to Note T for The FINOVA Group Inc. and Note R for FINOVA Capital Corporation (which express an unqualified opinion and include an explanatory paragraph relating to the restatements described in Note T of FINOVA Group Inc.'s and Note R of FINOVA Capital Corporation's financial statements) which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.